VIA EDGAR TRANSMISSION

February 24, 2012

Mr. Terence O’Brien

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc. Annual Report on Form 10-K For the Year Ended October 31, 2011 File No. 001-09186

Dear Mr. O’Brien:

Thank you and your staff for your expeditious handling of our response to your comments. In future filings, we will expand our disclosures related to both comments in your February 24 letter, and we will include the changes outlined in our February 17 response to your February 14 letter.

Please do not hesitate to contact me at (215) 938-8045 or at jsicree@tollbrothersinc.com if you have any questions.

Yours truly,

/s/ Joseph R. Sicree

Joseph R. Sicree

Senior Vice President and

Chief Accounting Officer